UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 11 September 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony takes steps to address Continued Listing Standard Notice received from NYSE

Johannesburg: Friday, 11 September 2015. Harmony Gold Mining Company Limited ("Harmony" or "the Company") advises that the Company (ticker on NYSE: HMY) was notified by the New York Stock Exchange ("NYSE") on the 8th of September 2015 that the trading price of the Harmony American Depositary Receipt ("ADR" or "Harmony ADR") has fallen below the NYSE's continued listing standard. The NYSE requires that a Harmony ADR's minimum average closing price should not be less than US$1.00 per ADR over a period of 30 consecutive trading days.

The NYSE notification does not affect the Company's Securities and Exchange Commission reporting requirements and has no impact on the Harmony's business operations.

Under the NYSE's rules, the Company has a period of six months from the date of receipt of the NYSE notice to regain compliance with the minimum share price requirement. During this period, the Harmony ADR will continue to be traded on the NYSE, subject to the Company's compliance with other NYSE listing requirements.

Harmony intends to consider available alternatives - such as changing the ratio between the ADRs and the underlying ordinary shares (also referred to as a 'reverse stock split') - to cure the share price deficiency and return to compliance with the NYSE's continued listing standard. Any action taken to ensure compliance is not expected to affect Harmony's market capitalization.

ends.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this announcement that are not historical facts are "forward-looking statements" for the purpose of the safe

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this announcement, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2015


Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

 Name: Frank Abbott
 Title: Financial Director
